ISA INTERNATIONALE INC.
                              2564 RICE STREET
                             ST. PAUL, MN 55113
                            SEC File No. 001-16423

April 6, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn: Mr. Andrew D. Mew
Accounting Branch Chief

Dear Mr. Mew:

We are responding to your letter dated March 2, 2011 concerning our Form 10-K dated 09/30/2010 filed on January 18, 2011. Our response will correspond to the points referenced in your letter. The Registrant, ISA International Inc., will be referred to in this letter as the "Company" or "ISAT".

Form 8-K announcement on April 1, 2011

The registrant submitted a Form 8-K containing Section 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review. It stated the following:

On March 29, 2011 the Audit Committee of the Board of Directors concluded previously issued financial statements of ISA Internationale Inc. for the year ended September 30, 2010 included in Form 10-K filed on January 18, 2011 and for the third quarter ended June 30, 2010 included in Form 10-Q filed on August 23, 2010 as filed with the Securities and Exchange Commission should not be relied upon.

The Company upon a subsequent audit of its accounting procedures for its last fiscal year ended September 30, 2010 discovered errors in its financial reports and accounting records requiring adjustment and restatement of our financial statements. The Registrant expects the full review process to be completed in the next fifteen days at which time it will file an amended Form 10-Q/A for our third quarter ended June 30, 2010 and an amended Form 10-K/A for our fiscal year ended September 30, 2010.

Commentary addressed in this letter will refer to Revised Financial Statements to be included with amended filings of our quarterly and annual reports to the Securities and Exchange Commission subsequent to the date of this letter.
..
Form 10-K for the year ended September 30, 2010

General

1. We will be numbering the pages in our documents in all future filings. The conversion to text of our original document stripped the page numbers from the original document. Page numbers are now manually entered as text.

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Item 7. Management's Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations for the Twelve Months Ended September 30, 2010

Sales and Gross Profit

2. During our fiscal year ended September 30, 2010 the Company had revised operating revenues of $260,524 and collection costs of $450,674 as presented in the following summary operating statement comparing our 10-K submission with our revised 10-K/A financial information:
                                          FY 2010      FY 2010     10K/A
                                          REVISED      ORIGINAL  VARIANCE
                                        (Unaudited)
Income on Company owned portfolios      $  52,322       138,427   (86,105)
Third party collection fees               163,689       163,689         0
Service fees and other income              44,513        44,513         0
                                          -------       -------    ------
Total Operating Income                    260,524       346,629   (86,105)

Collection Costs                          450,674       524,356   (73,682)
General and Administrative Costs          380,403       380,403         0
                                          -------       -------    -------
Total Operating expenses                  831,077       904,759   (73,682)
Operating loss                            570,553       558,130   (12,423)

Interest expense                           17,393        17,393         0

Net Income (Loss) from operations        (587,946)     (575,523)  (12,423)

The fiscal year ended September 30, 2010 represented the first full year of operations for our internal Third party collections which started in August 2009. Our FY 2009 actual for Third party collection fees represented only the first two months of start up operations revenue and expenses. Collections on Company portfolios in prior years had not exceeded cost therefore no revenue was recorded. In prior years the Company exclusively used third party collection agencies to collect its portfolios. Their fees were included in collection costs. Third party collection fees and court costs have decreased 56% from FY 2009 due to shifting portfolios to our internal operations. See comments on Operating Expenses below.

In FY 2010 collection revenues on Company portfolios exceeded our cost by $52,322. ISAT also booked $163,689 in Third Party collection fees due to expanded operations and $44,513 in Service fees and other income.


Operating Expenses

3. Our direct collection costs increased to $450,674 in FY 2010 from $146,846 in FY 2009. Our Internal collection operations expanded in FY 2010 to include a full year of activity and higher staffing levels. Additionally we added office space, computer systems and computer services to support additional collection efforts. A more detailed comparison of our direct costs is as follows:

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                                               FY 2010        FY 2009
                                             (Unaudited)
Cost of Portfolios collected                   $     0              0
Third party collection fees and court costs      8,857         20,366
Collection services, Telephone, mailing,
   Summons and complaints, and verification     98,142          48,185
Direct labor costs and supervision             325,833          76,343
Merchant Bank credit card and ACH fees          17,842           1,952
                                               -------         -------
Total Direct Cost of Collections               450,674         146,846

General and administrative expenses increased by 7% to $380,403 in FY 2010 from $355,633 in FY 2009. This can be attributed to increased rent expense for additional office space and increased payroll taxes.

Critical Accounting Policies

4. The Company had a book inventory value for its portfolio of distressed debt receivables as of September 30, 2010 of $268,389. This value declined by 14.6% or $46,034 from the FY 2009 value of $314,423. In FY 2010 we added three portfolios at a cost of $48,321 and sold one portfolio for $23,056. In 2010 one portfolio exceeded its cost in collections by $52,322.

Portfolio Data

The following table shows the Company's collections and portfolio buying activity during the three years ended September 30, 2010, 2009, and 2008 including purchases at cost, sales of portfolios, impairment write downs, collections and estimated future collections value.

                                         Year ended    Year ended    Year ended
                                          9/30/2010     9/30/2009      9/30/2008
                                         (Unaudited)
                                         ----------     ---------      ---------
Beginning of Year Carrying Value:         $ 314,423       487,971      221,576
Purchase Price Actual Cost (1):         $    48,321             0      372,559
Sales of Portfolios                         (23,056)            0            0
Impairment Write downs (3)                        0             0            0
Collections Reduction to Portfolio Value    (71,299)     (173,548)    (106,164)
                                          ---------    ----------     --------
End of Year Carrying Value:                 268,389       314,423      487,971
                                          =========    ==========     ========
Collected Principal payments                 71,299       173,548      106,154
Net Income on Portfolios                     52,322             0            0
                                          ---------    ----------     --------
Gross Collections on portfolios (2)         128,621       173,548      106,154
                                          ---------    ----------     --------

Estimated Future Collection Values (4):    $369,109      $494,431   $1,400,000

(1) Purchase price refers to the cost paid to a seller to acquire defaulted receivables, plus certain capitalized expenses, less the purchase price refunded by the seller due to the return of non-compliant accounts (also defined as buybacks). Non-compliant refers to the contractual representations and warranties between the seller and the buyer. These representations and warranties from the sellers generally cover account holders' death or bankruptcy and accounts settled or disputed prior to sale. The seller has the option to replace or repurchase these accounts.

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(2) Actual principal collections, net of third party recovery costs including collections reported as income.

(3) The Company will take an impairment charge if the actual recoveries fall short of expected recoveries or the Company determines the portions of the portfolio carrying value requires a write down in value due to worthlessness of portions of the portfolio.

(4) Total estimated future collection values (EFCV) refers to management's estimate of the amount potentially remaining to be collected, including cash sales of portfolios over the next five years. The method used to calculate EFCV is to take the ending inventory value of the portfolios and multiply it by a factor that uses our total average collection history of recovery for

Consolidated Financial Statements

Consolidated Statements of Cash Flows

5. The $25,264 represents the net cash flow from the total purchases of $48,321 less portfolio sales of $23,057.

Purchases of portfolios are capitalized as inventory and reduced to zero as collections of principal are received. Sales, buybacks, and write-offs of portfolio are also credited to portfolio inventory. Refer to the Portfolio Data Table under Results of Operations for the Twelve Months ended September 30, 2010 for amounts capitalized for the year.

6. The Company has expanded it's disclosure under Note 1 to include information about financing contracts with Doubletree Capital Partners, Inc. and the Indemnification Agreement with Doubletree Liquidation Corporation. and affiliates as discussed in Note 6.

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Indemnification Agreement - Related Party

On July 1, 2004, the Company approved the issuance of 1,200,000 common shares to an affiliated company, Doubletree Liquidation Corporation (DLC). DLC is a corporation owned 50% by the Company's President and 50% by an affiliated stockholder, whose ownership exceeds, beneficially, 5% of the Company's common stock. The affiliated company, DLC, has issued an indemnification guarantee to the Company wherein it will process, review, and guarantee payment for certain prior Company liabilities (both actual and contingent) that may arise during the four years from June 30, 2004. The Company deemed the value of the transaction on that date to be $329,714 based upon the consideration given to the Company in the Indemnification Agreement. The $329,714 consisted of $200,000 in convertible debentures payable, $44,000 in defaulted accounts payable from discontinued operations, and $85,714 in accrued interest payable on the defaulted debentures as of 06-30-2004.

The Indemnification Agreement expired on June 30, 2008. During the four years of the agreement DLC endeavored to finalize and bring to a conclusion, the payment of prior operation's liabilities. As the remaining liabilities are paid or resolved, the Company will receive such notification of the resolution and may be allowed to reduce the carrying value of the indemnification receivable. The Company received legal opinion from it's corporate consul that these liabilities could be removed.

The remaining unpaid liabilities were two defaulted convertible debentures in the total amount of $150,000 and one converted debenture loan payable in the amount of $50,000, now also defaulted as to payment at September 30, 2010. These notes have been removed from the books of the Company along with related accrued interest payable in the amount of $192,801 offset by the contra-indemnification receivable account. The following is summary of the presentation of these liabilities in the Balance Sheet at September 30, 2010:

Description of debt indemnification:               Current      Long-term

  Defaulted convertible debentures payable        $  50,000      $       0
  Less, contra-indemnification of convertible
          Debenture payable                         (50,000)             0
  Defaulted accrued interest payable                192,801              0
  Less, contra-indemnification receivable          (192,801)             0
                                                  ---------      ---------
  Net Balances at September 30, 2010:             $       0      $       0

The Company believes that beyond the $192,801 referred to above, there will be no additional charge or exposure for past liabilities, contingent or otherwise to the Company and if any do occur, they will be the responsibility of DLC in accordance with their guarantee to the Company as enumerated in the Indemnification Agreement. A copy of the Indemnification Agreement is included as an exhibit to this report.

Financing Agreement - Related Party

The principal parties of Doubletree Capital Partners, Inc. (DCP) have loan agreements with ISAT to finance its operating deficits. The financial company is owned by two individuals, one of which is ISAT's current President, CEO and Chairman of the Board of Directors. The two principals advance funds as necessary from other entities they control and the balance is listed as a Loan Payable to Related Parties. If surplus funds are available the Loan is reduced. The loan to DCP has been repaid for the most part by the issuance of Convertible Preferred Shares in ISAT that pay a 12% per annum dividend accrued and added to the DCP Loan account. During the fiscal year ended September 30, 2010 573,000 preferred shares, par value $1.00, were issued to DCP.

Bernard L. Brodkorb, President of ISAT, has a Loan Agreement with ISAF issued on January 25, 2010 in the amount of $25,007.72 used to finance a portfolio purchase. The loan accrues interest at the rate of 11% per annum. No interest or principal payments have been made toward the loan.

C. J. Newman, Vice President of Doubletree Capital Partners, Inc., has two loan agreements with ISAF issued on June 25, 2010 and August 3, 2010. Both loans are for $25,000 for a total of $50,000. The loans accrue interest at the rate of 11% per annum. No interest or principal payments have been made toward the loan. The loans are distributed on the balance sheet between current and long-term portion.

1.j) Financial Instruments

7. The company values its Finance Receivables inventory at a level 3 which is normally reserved for significant unobservable inputs. However the Company uses its actual cost of the Receivables Inventory less the collections received to determine its value. Both of these inputs are observable. The Company has determined the more conservative nature of the actual cost method produces a more realistic value than the interest method. If the Company changed its accounting method to use the interest method there would be unobservable inputs in the calculation.

8. The table reconciling the changes in the net fair value of financed receivables has been replaced by the same table used in our discussion of operating expenses. Note the previously reported Gross collections of $138,427 has been replaced by $128,621. The Collected Principal payments of $71,299 is reported on our statement of cash flows as a reduction of debt receivables due to gross collections received. The balance of collections is included in Net Income.

                                         Year ended    Year ended    Year ended
                                          9/30/2010     9/30/2009      9/30/2008
                                         (Unaudited)
                                         ----------     ---------      ---------

Beginning of Year Carrying Value:         $ 314,423       487,971      221,576
Purchases at Actual Cost (1):                48,321             0      372,559
Sales of Portfolios                         (23,056)            0            0
Impairment Write downs (3)                        0             0            0
Collections Reduction to Portfolio Value    (71,299)     (173,548)    (106,164)
                                          ---------    ----------     --------
End of Year Carrying Value:                 268,389       314,423      487,971
                                          =========    ==========     ========
Collected Principal payments                 71,299       173,548      106,154
Net Income on Portfolios                     52,322             0            0
                                          ---------    ----------     --------
Gross Collections on portfolios (2)         128,621       173,548      106,154
                                          =========    ==========     ========

Our cash flow statement reports a net amount of $25,264 for Debt Receivables purchased of Purchases less sales of portfolios. In prior years our Company's collection receipts on our portfolios never exceeded our cost. For the year ended September 30, 2010 we recorded $52,322 of net principal revenue on a portfolio that exceeded our cost.

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Note (6.) OTHER RELATED PARTY TRANSACTIONS

Indemnification Agreement - Related Party

9. The Indemnification Agreement with an affiliate of Doubletree Capital Partners, Inc., Doubletree Liquidation Corporation expired after 4 years on June 30, 2008. The defaulted convertible debentures principal of $200,000 and related accrued interest expense of $192,801 and their offsetting contra-accounts with a net balance of zero have been removed from the Liability accounts of ISAT as of September 30, 2010. We have discontinued expensing interest on these debentures.

The agreement provided for the assumption of liability for the defaulted debentures by the related financial company. The Company estimated the value of the transaction on the date of the agreement to be $329,714 based upon the consideration given to the financial company in the indemnification agreement which was 1,200,000 shares of ISAT common stock. This was a non-cash transaction as the Company issued new shares of stock and is included in Paid-in Capital. The stock was valued at the total estimated liabilities covered by the agreement as of 09-30-2004.

Consulting Fees

10. The affiliated financial company DCP receives consulting fees for consulting services rendered by the President of ISAT for the fiscal years ended September 30, 2010 and 2009 in the amounts of $75,000 and $100,000 respectively. This amount is expensed to Consulting Expense and credited to the Convertible notes payable - related party account. This amount is also entered as a receivable on the books of DCP. This non-cash transaction is expected to decrease in future quarters.


Note 10 Other Notes Payable

11. The following table presents the Notes Payable of ISAT broken out between the current portion and the long-term portions due as of 09-30-2011. There are three notes that total $93,955 in principal and interest with $26,690 being the current portion and $67, 265 the long term portion due.

                                        Current    Long-term    Total

Note 1 Other Note Payable                3,379      12,589     15,968
Note 2 Note Payable Related Party       23,311       3,591     26,902
Note 3 Note Payable Related Party                   51,085     51,085
                                       -------     --------   --------
                                        26,690      67,265     93,955
 (Note 10.) OTHER NOTES PAYABLE

The Company incurred additional Notes Payable during the Fiscal year ended September 30, 2010. An officer of the Company loaned the Company $25,008 to purchase a debt receivable portfolio on January 25, 2010. This 24 month note pays 11% interest, and requires monthly payments of $1,156. As of September 30, 2010, no payments have been made on this note, however it is not considered to be in default. Interest amounting to $1,894 has been added to the principal due.
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ISA Financial Services, Inc. signed a note with US Bank on January 14, 2010 in the amount of $18,125 at 5.11% interest to purchase an automobile which is used as collateral for the loan. The note is personally guaranteed by an officer of the Corporation. ISAF is current on the payments of this loan with a principal balance due of $15,968.

A related party investor loaned ISAF $25,000 on June 25, 2010 and $25,000 on August 3, 2010. The notes each have a 24 month term and pay 11% interest. No payments have been made on these notes and interest in the amount of $1,085 has been accrued. They are classified as long term. The current balance due is $51,085.

12. We have revised our filing under Item 8 Financial Statements and Supplementary Data to include Management's Responsibility Statement and Item 9A was revised to contain the required Management's Report on Internal Control over Financial Reporting.

Item 8A Management's Responsibility Statement

The management of ISA International Inc. is responsible for the integrity, objectivity, and accuracy of the financial statements of the Company, The financial statements are prepared by the Company in accordance with accounting principles generally accepted in the United States of America, and using management's best estimates and judgments where appropriate. The Financial information presented throughout this Annual Report on Form 10-K or Form 10-K/A is consistent with that in the financial statements.

The management of ISA Internationale Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the direction, supervision, and participation of, our Chief Executive Officer and Chief Financial Officer and effected by management and other personnel, management conducted an evaluation as of the end of the period covered by this report, of the effectiveness of internal control over financial reporting based on the framework in Internal-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO-Framework). Based on the results of this evaluation management has concluded that internal control over financial reporting was not effective as of September 30, 2010. Management discovered significant deficiencies and material weaknesses in its internal controls. In accordance with the Securities and Exchange Commission's published guidelines, the Company will reevaluate its internal control over financial reporting and revise the Company's financial reports and Form 10-Q submission for the quarter ended June 30, 2010 and the Form 10-K report for the period ended September 30, 2010.

Errors were discovered in the reporting of collection revenues and costs on our Company owned portfolios overstating income and expense. We have since changed our accounting procedures and controls to insure this type of error does not happen again.

Item 9A of this Annual Report on Form 10-K/A contains management's assessment of internal controls over financial reporting based on their review and evaluation utilizing the COSO-Framework criteria. The Audit Committee of the Board of Directors, which consists of the CEO and President of the Company who is a qualified financial professional, conducts this evaluation.
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Item 9A. CONTROLS AND PROCEDURES

(a) Management's Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The management of ISA International Inc., under the direction, supervision, and participation of, our Chief Executive Officer and Chief Financial Officer and effected by management and other personnel, has conducted an evaluation as of the end of the period covered by this report, of the effectiveness of the design and operation of disclosure controls and procedures ( as defined as defined in Rules 240.13a-15(e) and 240.15d-15(e) of the Securities Exchange Act of 1934).

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of September 30, 2010, the Company's disclosure controls and procedures were not effective to ensure that material information is recorded, processed, summarized and reported to the management of the Company on a timely basis in order to comply with the Company's disclosure obligations under the Exchange Act and the rules and regulations promulgated there under to allow timely decisions regarding required disclosure with the exception noted and explained in our revised Form 10-K/A filing.

(b) Management's Report on Internal Control Over Financial Reporting

The management of ISA Internationale Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the direction, supervision, and participation of, our Chief Executive Officer and Chief Financial Officer and effected by management and other personnel, our management and certifying officers conducted an evaluation as of the end of the period covered by this report, of the effectiveness of internal control over financial reporting based on the framework in Internal-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO-Framework). Based on the results of this evaluation, our Chief Executive Officer and CFO concluded that as of September 30, 2010, our controls were not effective to ensure that material information is recorded, processed, summarized and reported by management of the Company on a timely basis in order to comply with the Company's disclosure obligations under the Exchange Act and the rules and regulations promulgated there under.

Revenue and Cost of Sales: The Company financial reports contained in our original 10-K submission for the period ended September 30, 2010 contained errors in the reporting of Gross collections and Cost of Collections on our Company owned portfolios using the cost recovery method. Revenues and Cost of Collections were overstated. There were no errors in the reporting of our other sources of revenue or General and Administrative Expenses. The net result after correcting these errors produced a negative adjustment to our net operating income of $12,423.

This Report does not include an attestation report of the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission permitting the Company to provide only the management report in this report.


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13. We have deleted the definition of disclosure controls and procedures since it is not required.

14. We have revised our statement on Changes in Internal Control over Financial Reporting to contain the following statement.

Changes in Internal Control over Financial Reporting

The Company has made significant changes in the Company's internal control over financial reporting subsequent to the Company's fourth fiscal quarter of 2010 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations on the Effectiveness of Internal Controls

Readers are cautioned that our disclosure controls and procedures or our internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements, fraud and material error. Therefore, even effective internal control over financial reporting can only provide reasonable assurance with respect to the financial statement preparation and presentation. The design of any system of controls is based on certain assumptions about the likelihood of future events, and there can be no assurance that any control design will succeed in achieving its stated goals under all potential future conditions.

Acknowledgements:

The registrant hereby acknowledges that:
1. the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2. staff comments or changes to disclosure reported to the SEC in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are attempting to fully comply with the reporting requirements of the SEC and respectfully ask for your agreement with our conclusions in this correspondence. Please contact me at 651-483-3114 or by fax at 651-489-2254 if you have additional comments or questions.

Sincerely,

/s/Bernard L. Brodkorb
President, CEO, and CFO
ISA Internationale Inc.



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